Alvotech

9, Rue de Bitbourg

L-1273 Luxembourg

Grand Duchy of Luxembourg

May 10, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Franklin Wyman
Vanessa Robertson
Jessica Ansart
Jeffrey Gabor

Re:	Alvotech

Amendment No. 5 to Registration Statement on Form F-4

Filed on May 2, 2022

File No. 333-261773

Ladies and Gentlemen:

On behalf of Alvotech (the “Company”), we are providing this letter in response to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 9, 2022 (the “Comment Letter”) with respect to the Company’s Amendment No. 5 to Registration Statement on Form F-4 (“Amendment No. 5”) filed on May 2, 2022.

Concurrently with the submission of this response letter, the Company is filing, through EDGAR, Amendment No. 6 to the Registration Statement (“Amendment No. 6”).

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which, for your convenience, we have incorporated into this response letter in bold and italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 6. Capitalized terms used but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 6.

Amendment No. 5 to Registration Statement on Form F-4

Questions and Answers about the Business Combination

Q: Will OACB, TopCo and Alvotech be obtaining new financing in connection with the Business Combination?, page 9

1.

We note your response to prior comment 1. Please also disclose here that the new financing is needed for additional liquidity in the event of high redemptions, consistent with your disclosure on page 160.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 11.

Summary of the Proxy Statement/Prospectus

The Business Combination

Conditions to Closing, page 30

2.

We note your revised disclosure here in response to our prior comment 1 to further clarify amendments to the minimum cash condition and aggregate transaction proceeds that were made in the BCA Amendment. We also note your revised disclosure on page 189 where you state that “[t]he $90,000,000 refers to the Loan Advances with Alvogen and Aztiq for an amount of $50.0 million and the Alvogen Bridge Loan for up to $40.0 million” and that “[a]ny debt financing funded to Alvotech or available to be funded in addition to these facilities, whether from shareholders or third parties, will count towards the $250,000,000 Minimum Cash Condition.” Please revise your disclosure here to provide similar clarification regarding to what the $90.0 million refers and which of your debt facilities may count towards the minimum cash condition.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure on page 30.

*    *    *    *

Please direct any questions or comments regarding the foregoing or with respect to Amendment No. 6 to the undersigned at (212) 479-6446, Michal Berkner of Cooley LLP at +44 (0) 20 7556 4321 or Divakar Gupta of Cooley LLP at (212) 479-6474.

Very truly yours,

/s/ Nicolas H.R. Dumont
Nicolas H.R. Dumont

cc:	Robert Wessman, Alvotech

Tanya Zharov, Alvotech

Michal Berkner, Cooley LLP

Divakar Gupta, Cooley LLP

Christian O. Nagler, Kirkland & Ellis LLP

Peter Seligson, Kirkland & Ellis LLP

Allison Gallagher, Kirkland & Ellis LLP